# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Outdoor Holding Co, CIK 0001015383
CUSIP: 00175J107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1100 Circle 75 Pkwy, Suite 1300, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 07/19/2026
Amends the filing with accession number 0000950170-25-077086
Filed by CIK 0001859485
Persons authorized to receive notices and communications: Jordan Christensen, 1100 Circle 75 Pkwy, Suite 1300, Atlanta, Georgia (GA), 30339, 480-947-0001

## Reporting persons
- Steven F. Urvan (CIK 0001859485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 135,509; shared voting power 37,222,857; sole dispositive power 135,509; shared dispositive power 37,222,857; aggregate amount beneficially owned 37,358,366 (27.5% of the class)
  Comment: (1) The figures reported in Items 8 and 10 on this cover page consist of (a) 7,000,000 shares of common stock, par value $0.001 per share (the "common stock"), of Outdoor Holding Company (the "Issuer") underlying a warrant ("Warrant No. 1") held by GDI Air III LLC ("GDI Air"), which is exercisable within sixty (60) days of this Schedule 13D, (b) 13,000,000 shares of common stock underlying a warrant ("Warrant No. 2") held by GDI Air, which is exercisable within sixty (60) days of this Schedule 13D, and (c) 17,222,857 shares of common stock held by UFO LLC ("UFO"). GDI Air is a single-member limited liability company whose sole member is UFO. UFO is a single-member limited liability company whose sole member is the 50 X 50 Trust, a Nevada irrevocable domestic asset protection trust of which Steven F. Urvan is the grantor, investment trust adviser, and a discretionary beneficiary. Mr. Urvan serves as a manager of UFO and, in such capacity, has sole voting and dispositive power over the shares owned or controlled by UFO, including shares held by GDI Air.
  
  (2) In reference to row 13 above, calculated based on (i) 116,015,357 shares of common stock outstanding as of August 5, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 10, 2026 and (ii) 7,000,000 and 13,000,000 shares of common stock issuable upon exercise of Warrant No. 1 and Warrant No. 2, respectively, held by GDI Air, which are each exercisable within sixty (60) days of this Schedule 13D.
- GDI Air III LLC (CIK 0002148833): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (14.7% of the class)
  Comment: (1) The figures reported in Items 8 and 10 on this cover page consist of (a) 7,000,000 shares of common stock underlying Warrant No. 1 held by GDI Air, which is exercisable within sixty (60) days of this Schedule 13D, and (b) 13,000,000 shares of common stock underlying Warrant No. 2 held by GDI Air, which is exercisable within sixty (60) days of this Schedule 13D. GDI Air is a single-member limited liability company whose sole member is UFO. UFO is a single-member limited liability company whose sole member is the 50 X 50 Trust, a Nevada irrevocable domestic asset protection trust of which Steven F. Urvan is the grantor, investment trust adviser, and a discretionary beneficiary. Mr. Urvan serves as a manager of UFO and, in such capacity, has sole voting and dispositive power over the shares owned or controlled by UFO, including shares held by GDI Air.
  
  (2) In reference to row 13 above, calculated based on (i) 116,015,357 shares of common stock outstanding as of August 5, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026 and (ii) 7,000,000 and 13,000,000 shares of common stock issuable upon exercise of Warrant No. 1 and Warrant No. 2, respectively, held by GDI Air, which are each exercisable within sixty (60) days of this Schedule 13D.
- UFO LLC (CIK 0002148733): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 37,222,857; sole dispositive power 0; shared dispositive power 37,222,857; aggregate amount beneficially owned 37,222,857 (27.4% of the class)
  Comment: (1) The figure reported in Items 8 and 10 on this cover page consists of (a) 7,000,000 shares of common stock underlying Warrant No. 1 held by GDI Air, which is exercisable within sixty (60) days of this Schedule 13D, (b) 13,000,000 shares of common stock underlying Warrant No. 2 held by GDI Air, which is exercisable within sixty (60) days of this Schedule 13D and (c) 17,222,857 shares of common stock held by UFO. GDI Air is a single-member limited liability company whose sole member is UFO. UFO is a single-member limited liability company whose sole member is the 50 X 50 Trust, a Nevada irrevocable domestic asset protection trust of which Steven F. Urvan is the grantor, investment trust adviser, and a discretionary beneficiary. Mr. Urvan serves as a manager of UFO and, in such capacity, has sole voting and dispositive power over the shares owned or controlled by UFO, including shares held by GDI Air.
  
  (2) In reference to row 13 above, calculated based on (i) 116,015,357 shares of common stock outstanding as of August 5, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026 and (ii) 7,000,000 and 13,000,000 shares of common stock issuable upon exercise of Warrant No. 1 and Warrant No. 2, respectively, held by GDI Air, which are each exercisable within sixty (60) days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Outdoor Holding Co
Address of issuer's principal executive offices: 1100 Circle 75 Pkwy, Suite 1300, Atlanta, Georgia (GA), 30339
Comment: The following constitutes the Schedule 13D (as previously amended, the "Schedule 13D" or the "Statement") filed by the undersigned. This Amendment No. 6 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.001 per share (the "common stock"), of Outdoor Holding Company (the "Issuer"). This Amendment amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Steven F. Urvan and adds GDI Air III LLC ("GDI Air") and UFO LLC ("UFO") as additional reporting persons to the Schedule 13D. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows: "This statement is jointly filed by and on behalf of each of Steven F. Urvan, GDI Air and UFO (collectively referred to herein as the "Reporting Persons")."
Residence or business address: Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The address of the principal business office of Mr. Urvan is 7491 N. Federal Highway, Suite C5 PMB 379, Boca Raton, FL 33487. The address of the principal business office of GDI Air is 304 S. Jones Blvd Suite 5202, Las Vegas, NV 89107. The address of the principal business office of UFO is 30 N Gould St STE R, Sheridan, WY 82801."
Present principal occupation or employment: Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The present principal occupation of Mr. Urvan is acting as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The principal business of GDI Air is private investment management. The principal business of UFO is private investment management."
Criminal convictions in the last five years: Item 2(d) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship: Item 2(f) of the Schedule 13D is hereby amended and restated in its entirety as follows: "Mr. Urvan is a citizen of the United States. GDI Air is a Nevada limited liability company. UFO is a Wyoming limited liability company."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows: "

On each of January 17, 2023, April 12, 2023, July 28, 2023, November 14, 2023, February 20, 2024 and June 20, 2024, Mr. Urvan acquired 10,000 shares of common stock (60,000 shares in the aggregate), and on each of July 11, 2024, October 3, 2024, January 8, 2025, March 31, 2025, [June 30, 2025, November 15, 2025,] February 17, 2026 and May 15, 2026, Mr. Urvan acquired 15,000 shares of common stock (120,000 shares in the aggregate) in each case as compensation for his service as a member of the Board.

In connection with the issuance on June 30, 2025, Mr. Urvan surrendered 1,147 shares of common stock to the Issuer to satisfy tax withholding obligations. Additionally, in connection with the issuances on November 15, 2025, February 17, 2026 and May 15, 2026, Mr. Urvan surrendered 4,448 shares of common stock on each such date to the Issuer to satisfy tax withholding obligations.

On June 24, 2024, 2,857,143 shares of common stock held by Mr. Urvan were cancelled pursuant to a Confidential Settlement Agreement and Mutual General Release, dated June 24, 2024 (the "Triton Settlement Agreement"), by and among the Issuer, certain of its subsidiaries, Mr. Urvan, TVP Investments LLC, and certain other parties, in satisfaction of indemnification obligations under the Agreement and Plan of Merger, dated April 30, 2021, by and among the Issuer, SpeedLight Group I, LLC, Gemini Direct Investments, LLC and Mr. Urvan (the "Merger Agreement"). The shares had been pledged and held in escrow under a Pledge and Escrow Agreement entered into in connection with the Merger Agreement and were surrendered for no cash consideration.

Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the securities of the Issuer that are held by the Reporting Persons."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"In connection with the 2025 Settlement Agreement, the Issuer issued to GDI Air, among other things, an unsecured promissory note in a principal amount of $39.0 million (the "Note").

With respect to the Note, the Issuer had the option, at any time prior to May 30, 2026, to prepay all, but not less than all, of the then-outstanding principal amount of the Note and accrued and unpaid interest thereon in exchange for the issuance of a warrant ("Warrant No. 2") to purchase 13,000,000 shares of common stock (the "Prepayment Option"). On September 17, 2025, the independent and disinterested members of the Board of Directors of the Issuer approved the exercise of the Prepayment Option, and the Issuer issued Warrant No. 2 to GDI Air. Upon issuance of Warrant No. 2, all remaining obligations under the Note were deemed satisfied with the same force and effect as a prepayment of all principal and accrued and unpaid interest under the Note. Warrant No. 2 has a five-year term and an exercise price of $1.00 per share. Pursuant to the terms of Warrant No. 2, it is exercisable at the holder's discretion, in whole or in part, on or after September 17, 2026, subject to accelerated vesting in certain circumstances. As a result, as of July 19, 2026, GDI is considered to beneficially own the shares of common stock underlying Warrant No. 2. Except with respect to the exercise price and the vesting date, the terms of Warrant No. 1 and Warrant No. 2 are substantially similar."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto. The percentage reported in Item 13 on the cover pages hereto is based on (i) 116,015,357 shares of common stock outstanding as of August 5, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026 and (ii) 7,000,000 and 13,000,000 shares of common stock issuable upon exercise of Warrant No. 1 and Warrant No. 2, respectively, held by GDI Air, which are each exercisable within sixty (60) days of this Schedule 13D.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer; or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated in its entirety: "Number of shares as to which each Reporting Person has: (i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto. (ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto. (iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto. (iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety: "Except as set forth in Item 4 above, during the past sixty days, none of the Reporting Persons have effected any transactions in the common stock of the Issuer."
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated in its entirety: "Not applicable."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is hereby amended and restated in its entirety: "Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented as follows: "All of the information set forth in Item 4 above of this Schedule 13D is hereby incorporated herein by reference to this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated follows:

"99.1 Agreement and Plan of Merger, dated April 30, 2021 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 6, 2021).

99.2 Investor Rights Agreement, dated April 30, 2021 (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on May 6, 2021).

99.3 Lock-Up Agreement, dated April 30, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 6, 2021).

99.4 Voting Agreement, dated April 30, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on 8-K filed with the SEC on May 6, 2021).

99.5 Standstill Agreement, dated April 30, 2021 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on 8-K filed with the SEC on May 6, 2021).

99.6 Pledge and Escrow Agreement, dated April 30, 2021 (incorporated by reference to Exhibit 10.6 to the Schedule 13D filed by the Reporting Persons with the SEC on May 10, 2021).

99.7 Lock Up Agreement with Roth Capital Partners, LLC and Alexander Capital, L.P. (incorporated by reference to Exhibit 10.7 to the Schedule 13D filed by the Reporting Persons with the SEC on May 10, 2021).

99.8 Settlement Agreement, dated November 3, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 7, 2022).

99.9 Amendment to Settlement Agreement, dated November 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 22, 2022).

99.10 Settlement Agreement, dated May 21, 2025, by and among Outdoor Holding Company, Speedlight Group I, LLC, Richard R. Childress, Jared Smith, Steven F. Urvan, Fred W. Wagenhals, and Russell Williams Wallace, Jr. (incorporated by reference to Exhibit 10.15 to the Issuer's Annual Report on Form 10-K filed with the SEC on June 22, 2026).

99.11 Form of warrant in connection with Settlement Agreement (incorporated by reference to Exhibit 4.3.1 to the Issuer's Annual Report on Form 10-K filed with the SEC on June 22, 2026).

99.12 Form of additional warrant in connection with Settlement Agreement (incorporated by reference to Exhibit 4.3.2 to the Issuer's Annual Report on Form 10-K filed with the SEC on June 22, 2026).

99.13 Joint Filing Agreement, dated August [ ], 2026, by and among Steven F. Urvan, GDI Air III LLC and UFO LLC (filed herewith)."

## Signatures
- Steven F. Urvan: /s/ Steven F. Urvan, Steven F. Urvan (08/14/2026)
- GDI Air III LLC: By: UFO LLC, its sole member, By: /s/ Steven F. Urvan, Steven F. Urvan/Manager (08/14/2026)
- UFO LLC: /s/ Steven F. Urvan, Steven F. Urvan/Manager (08/14/2026)